Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), May 4, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on April 10, 2026, as the second tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
27/04/2026	EXM	14,000	297.8245	4,169,543.00
28/04/2026	EXM	12,279	294.0352	3,610,458.22
29/04/2026	EXM	14,000	289.4002	4,051,602.80
30/04/2026	EXM	4,503	286.9505	1,292,138.10
Total	—	44,782	293.0584	13,123,742.12

Since the announcement of such Second Tranche till May 1, 2026, the total invested consideration has been:
•Euro 42,799,547.81 for No. 141,819 common shares purchased on the EXM

As of May 1, 2026 the Company held in treasury No. 17,561,490 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 9.06% of the then total issued common shares. Including the special voting shares, the Company held in treasury 9.42% of the then total issued share capital. For the avoidance of doubt, the cancellation of treasury shares, as approved by the Annual General Meeting of Shareholders of the Company held on April 15, 2026, has not yet been effectuated and therefore has not been taken into account for such calculations.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until May 1, 2026, the Company has purchased a total of 1,027,264 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 303,557,632.86.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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